SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

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☑	Preliminary Proxy Statement	☐	Confidential, for Use of the Commission Only
☐	Definitive Proxy Statement		(as permitted by Rule 14a-6(e)(2))
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to Rule 14a-12
PHARMOS CORPORATION
(Name of Registrant as Specified In Its Charter)
LLOYD I. MILLER, III

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

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i

SPECIAL MEETING OF STOCKHOLDERS OF
PHARMOS CORPORATION

PRELIMINARY PROXY STATEMENT OF
LLOYD I. MILLER

          This preliminary proxy statement and the enclosed GOLD preliminary proxy card (the “GOLD proxy card”) are being furnished to you, the stockholders of Pharmos Corporation (“Pharmos” or the “Company”), by Mr. Lloyd I. Miller, III, who beneficially owns an aggregate of 1,795,035 shares of common stock in Pharmos, representing approximately 9.4% of the 19,065,783 shares outstanding.
           Mr. Miller is soliciting proxies to be used at the Special Meeting of Shareholders of Pharmos, and any adjournments or postponements thereof (the “Special Meeting”). Pursuant to this proxy statement, Mr. Miller is soliciting proxies from holders of shares of Pharmos common stock to vote:
▪	AGAINST the issuance of stock in the proposed merger: To BLOCK THIS MERGER, Pharmos shareholders should vote AGAINST the issuance of up to 19,500,000 shares of the Company’s common stock in connection with the proposed acquisition by the Company of Vela Pharmaceuticals, Inc. (the “Merger”)
* * * * * * *
          This preliminary proxy statement and the accompanying GOLD proxy card are first being mailed to shareholders on or about [     ], 2006. According to the Company’s definitive proxy statement, the Company has set [     ], 2006 as the date for Special Meeting and [      ], 2006 (the “Record Date”) as the date for determining which shareholders will be entitled to vote at the Special Meeting.
* * * * * * *
THE ONLY WAY TO BLOCK THE MERGER IS TO
VOTE AGAINST THE ISSUANCE OF ADDITIONAL STOCK.
Thus, no matter how many or how few shares you own, it is imperative that you sign, date and return the enclosed GOLD proxy, voting AGAINST the issuance of additional shares.
          Even if you have already returned a white proxy card sent to you by the Company, please also return the enclosed GOLD proxy card. By completing and returning the GOLD proxy card, the Company’s proxy card will be automatically revoked. It is very important that you DATE YOUR GOLD PROXY, because your latest-dated proxy is the only one that counts.
▪	All valid proxies received before the Special Meeting will be voted, and shareholders have the power to revoke their proxies at any time before they are exercised.

▪	Please do not return any proxy sent to you by the Company.

BACKGROUND OF OPPOSITION TO THE MERGER
Mr Miller is a shareholder, just like you. As a significant shareholder, Mr. Miller desires to improve the business and financial performance of Pharmos. Mr. Miller is not a Pharmos insider, and therefore does not receive any salary or special payments from Pharmos. Accordingly, his interests as an investor are aligned with the interests of other shareholders who are not insiders of Pharmos or Vela.
Other shareholders oppose the proposed Merger. Mr. Miller’s opposition to the proposed merger is shared by two other concerned shareholders: Dr. Raymond E. McKee, formerly Vice President of Investor Relations and Corporate Development of Pharmos, and Dr. Gerard Soula, founder and former chief executive of Flamel Technologies SA. In opposing the Merger, these three shareholders sometimes refer to themselves as the “Committee for New Leadership.” Although the Committee members have stated their similar voting intentions regarding the Company’s proposals at the upcoming Special and Annual Meetings, each of them maintains independent discretion with respect to individual investment and voting decisions.
The Committee grew out of a shared opposition to the proposed Merger. Mr.  Miller opposes the issuance of 19,500,000 shares of Pharmos common stock in connection with the proposed Merger and urges other shareholders to vote AGAINST the issuance of up to 19,500,000 shares of Pharmos common stock in connection with the Merger.
Mr. Miller publicly stated his opposition to the Merger in April 2006. The Company’s Form 8-K, filed on March 15, 2006, alerted Mr. Miller and other shareholders to the possibility of the Merger with Vela. On April 3, 2006, Mr. Miller filed a Schedule 13D with the Securities and Exchange Commission, announcing his opposition to the Merger. Mr. Miller also stated his concern that the issuance of up to 19,500,000 additional shares of Pharmos common stock in connection with the Merger would negatively affect the stock’s sharply declining value. Mr. Miller’s opposition to such acquisitions was well known to Pharmos. Mr. Miller’s concerns about potentially dilutive acquisitions had been conveyed in 2005 and 2006 to officers of Pharmos, including the Vice President of Investor Relations and the President.
Other concerned shareholders. Pharmos terminated Mr. McKee as well as his position effective March 31, 2006 and entered into a severance agreement with Dr. McKee, the terms of which are currently in dispute. On or about April 16, 2006, following the filing of Mr. Miller’s Schedule 13D, Dr. McKee contacted Mr. Miller and informed him of his departure from Pharmos, where he had been known to Mr. Miller in his role as Vice President of Investor Relations. In late April 2006, Mr. Miller contacted Dr. Soula, who was known to Mr. Miller for his experience at Flamel in partnering with other companies in pharmaceutical product development. On or about May 12 and May 17, 2006, respectively, Dr. McKee and Dr. Soula agreed to be named in the Committee’s proxy statement and to serve as a director if elected at the annual meeting.
Pharmos continues to pursue the Merger despite opposition from Mr Miller and concerned shareholders. Despite the significant concerns expressed by Mr. Miller in his filing on Schedule 13D, the Company continued to pursue the Merger. Pharmos announced in its preliminary proxy statement, filed with the SEC on May 3, 2006, that a vote on the proposed issuance of stock in connection with the Merger, and a vote on the election of directors, would be held at the Company’s 2006 Annual Meeting.

Mr. Miller filed a preliminary proxy statement in May 2006. On May 25, 2006, Mr. Miller filed preliminary proxy statement, announcing the opposition of its members to the Company’s proposed Merger with Vela, as well as the members’ opposition to the Company’s proposed re-election of three current members of the Pharmos Board who approved the Merger: Haim Aviv, Mony Ben Dor and Abraham Sartani.
Pharmos delays the annual meeting and election of directors. On June 13, 2006, the Company indicated that it would split up the vote on the Merger and the election of directors into two different meetings – a special meeting on the issuance of shares in the Merger and the annual meeting for the election of directors. The delay of the annual meeting effectively postpones the election of directors. The Committee believes that Pharmos is attempting to delay the opportunity of shareholders to vote AGAINST the current directors, including Haim Aviv, the CEO. The Committee is now forced to file two proxy statements, one for each meeting, and as a result, will be forced to incur greater costs in its proxy solicitation.
Pharmos disregards the lack of cash on Vela’s balance sheet. On June 16, 2006, Pharmos filed a revised preliminary proxy. In this revised proxy filing, Pharmos states that it is seeking to acquire Vela for its products, not for its cash or balance sheet. Members of the Committee believe that the interests of shareholders are not served if Pharmos acquires potential products without also acquiring cash for product development. For additional information on Vela’s financial condition and lack of cash, please see the section entitled “Statement in Support,” immediately below.
Mr. Miller believes in strong oversight by the Pharmos Board. If consistent with his duties as an individual director, after due consideration, Mr. Miller will support the following policies if elected to the Board at the annual meeting:
▪	Conserving cash by increasing Board oversight of product development expenses.

▪	Partnering with other companies to develop Pharmos products.

▪	Re-prioritizing and re-focusing current product development projects to allocate cash more efficiently.

▪	Reducing administrative and overhead costs by increasing Board scrutiny of expenditures.

▪	Avoiding acquisitions and business combinations on terms that reduce pro forma cash balances.
STATEMENT IN SUPPORT
          Throughout these preliminary proxy materials, Mr. Miller states numerous reasons why he is AGAINST the proposed issuance of up to 19,500,000 shares of Pharmos common stock in connection with the Merger. The following discussion provides support for Mr. Miller’s statements in this preliminary proxy statement, both for his opposition to the Merger and his desire for new leadership of Pharmos.
Statements in this proxy statement regarding the fall in Pharmos stock price:

Over the past two years, the price of Pharmos common stock steadily declined from $19.10 a share on April 30, 2004 to $2.47 a share by May 1, 2006. The steep decline of the Company’s stock price is more clearly illustrated by the graph provided on page 7 of the preliminary proxy statement for the Special Meeting of Pharmos Stockholders. Mr. Miller believes that during the past two years, the Pharmos Board of Directors, including the Company’s current nominees for re-election to the Board, Haim Aviv, Mony Ben Dor and Abraham Sartani, had immediate oversight responsibility for both the Company and the investment of its shareholders. However, during the two consecutive years of falling Pharmos stock prices, these directors failed to take effective action to protect shareholder interests.

In light of the LOW STOCK PRICE at which the Company’s common stock is currently valued, Mr. Miller opposes the issuance of Pharmos stock in the acquisition of Vela Pharmaceuticals, Inc., a company currently suffering from a cash shortfall.
Statements in this proxy statement that the proposed Merger is unduly dilutive:
As stated in the Company’s Form 10-K filed with the SEC on May 12, 2006, as of that date, there were 19,065,783 shares of Pharmos common stock outstanding. Under the terms of the Agreement and Plan of Merger, filed as an attachment to the Company’s Form 8-K filed on March 15, 2006, if the issuance of common stock in connection with the Merger is approved, the Company will issue up to an additional 19,500,000 shares of common stock to the owners of Vela.

The shares that may be issued to Vela’s owners consist of 11,500,000 shares that will be issued at closing, and an additional 8,000,000 shares that may be issued after closing, contingent on two milestones. The two milestones are successful completion of a Phase IIb clinical trial for one of Vela’s products and the filing of a new drug application with the U.S. FDA and do not require Vela’s products to produce any revenues. Therefore, if the issuance of common stock in connection with the Merger is approved and the milestones are met, Pharmos might MORE THAN DOUBLE its currently existing number of shares of outstanding common stock.

Even if Vela is unable to achieve the requisite milestones that would trigger the issuance of the additional 8,000,000 shares of common stock in connection with the Merger, the number of outstanding shares of Pharmos common stock will still increase by 11,500,000 shares, so that Vela’s owners will own more than one-third of the combined company. The milestones could trigger the issuance of additional shares so that Vela’s owners may own MORE THAN HALF of the combined company, even if Vela’s products NEVER PRODUCE ANY REVENUES.

Ultimately, if the issuance of shares in connection with the Merger is approved, THE POWER OF YOUR VOTE WILL BE SIGNIFICANTLY DILUTED. For the reasons stated, Mr. Miller believes that the consideration proposed to be paid by Pharmos to the owners of Vela would result in excessive dilution of the equity interests of Pharmos shareholders.
Statements in this proxy statement regarding the rate of cash burn by Pharmos:
As stated in Note 13 to the Pharmos Financial Statements in its Form 10-K filed with the SEC on March 21, 2006, as of December 31, 2005, the Company had NET OPERATING LOSSES OF APPROXIMATELY $120,000,000 in the United States alone. This loss reflects the Company’s continued inability, since its inception, to convert research and development expenses into sales revenue – or in other words, to realize profits from its cash burn.

In these preliminary proxy materials, when discussing the Company’s prolonged period of cash burn, Mr. Miller is referring to the current Board’s failure to achieve profits, in light of continuing cash expenditures evidenced by current net operating losses totaling $120,000,000.
Statements in this proxy statement that Vela's financial position is weak and that the Merger will increase demands for cash:
As stated in Note 1 to Vela’s Financial Statements for the year ended December 31, 2005, included in the Pharmos preliminary proxy statement filed with the SEC on May 3, 2006, as of year end, Vela had “CUMULATIVE LOSSES OF APPROXIMATELY $62,174,000, negative working capital and negative cash flows from operations.” Furthermore, because of Vela’s failure to take a single product beyond its research and development phase since the company’s inception in 1998, the Financial Statements also clearly state that “If a merger or sale [of Vela] does not occur, the Company’s ability to continue as a going concern [will be] dependent upon the continued sale of its securities for funds to meet its cash requirements.”

VELA IS A CASH-POOR COMPANY. If the Merger is effectuated, Pharmos will be called upon to provide the necessary cash infusion to develop Vela’s products. However, as noted above, Pharmos itself is currently reporting net operating losses of $120,000,000. Therefore, if shareholders approve the issuance of common stock in connection with the Merger, Pharmos, as the surviving company, faces significant increases in its cash requirements. According to the Pharmos Form 8-K filed on June 6, 2006, Pharmos expects a cash burn of $19 to $20 million in 2006 - nearly half of its estimated cash balance of $40 million.

▪	Statements in this proxy statement that Pharmos should avoid diverting funds to Vela:

The Pharmos Board emphasizes its desire to incorporate Vela’s lead drug, dextofisopam, into the Pharmos product pipeline. However, dextofisopam will require SIGNIFICANT ADDITIONAL CASH EXPENDITURES from Pharmos before the drug can advance into the next stage of clinical trials. Because Vela has no cash balances to fund its products, Pharmos cash balances will be diverted to develop Vela’s products, further delaying development of existing Pharmos products.

In light of already significant net operating losses at Pharmos, Mr. Miller believes that Pharmos should instead seek to RE-FOCUS and RE-PRIORITIZE its own internal product development projects, so as to allocate current cash expenditures more effectively. Then, Pharmos will be better suited to attract partnering opportunities with other pharmaceutical companies, which will allow the Company to share development costs and reduce cash burn.
REASONS TO VOTE AGAINST THE PROPOSED MERGER
          THE MERGER CAN ONLY BE BLOCKED IF YOU VOTE AGAINST THE ISSUANCE OF PHARMOS STOCK. The following is a summary of what Mr. Miller believes to be the consequences of the proposed Merger. These are the primary reasons Mr. Miller believes stockholders should vote AGAINST the issuance of shares of Pharmos common stock in connection with the proposed Merger. If the Merger is consummated, the stockholders of Vela Pharmaceuticals will benefit at the expense of Pharmos stockholders. Any possible benefit to Pharmos does not justify taking the risks associated with the Merger.
           Mr. Miller urges that our fellow Pharmos shareholders vote AGAINST the issuance of up to 19,500,000 shares of Pharmos Common Stock in the Merger and send a message to the Pharmos board by signing, dating and returning the enclosed GOLD proxy card as soon as possible.

DILUTION TO CURRENT PHARMOS SHAREHOLDERS. The initial and ongoing contingent issuances of Common Stock, along with the payment of $5,000,000 in cash in connection with the Merger, will be unduly dilutive to all existing Pharmos shareholders.
CONCERNS ABOUT VELA’S VALUE AS A GOING CONCERN AND WEAK BALANCE SHEET. According to the financial statements of Vela, included in the Company’s proxy statement, Vela may be forced to shut down unless it effectuates a merger or sale of its assets. Furthermore, Vela suffered a failed clinical trial in August 2005 and has since been unable to raise additional funds for trials and development of its products. Vela does not have cash on its balance sheet to fund the development of its products.
INCREASED DEMANDS FOR CASH IF THE MERGER IS APPROVED. Because of Vela’s weak balance sheet, the combined company would face increased demands for cash, faster cash burn and diversion of funding from Pharmos products to Vela products. Faster cash burn does not benefit Pharmos shareholders.
POTENTIAL CHANGE OF CONTROL OF PHARMOS. After the initial issuance of 11,500,000 shares of Pharmos Common Stock, the Vela owners will own more than one-third of Pharmos. The later contingent issuances of shares by Pharmos under the Merger Agreement, which are required if milestones are reached in product development, may result in more than 50% of the outstanding shares of Pharmos Common Stock being held by the existing Vela owners. If all shares are issued under the Merger Agreement, present Vela owners will have gained control of Pharmos. For additional information on the contingent issuance of additional shares under the Merger Agreement, please read “How much is Pharmos giving up to Vela owners in the Merger?” in the Questions and Answers found on page 8 of this preliminary proxy statement.
THE COMMITTEE

The members of the Committee, like you, are Pharmos shareholders, and like you, are committed to the goal of maximizing shareholder value.

LLOYD I. MILLER, III (age 52) is a registered investment advisor and has been a member of the Chicago Board of Trade since 1978 and a member of the Chicago Stock Exchange since 1996. Mr. Miller graduated from Brown University in 1977 with a Bachelor’s Degree. Mr. Miller is currently a director of Stamps.com, American BankNote Corporation and Aldila, Inc. Mr. Miller previously served on the board of directors of several other companies, including Anacomp, Denny’s Corporation, Vulcan International, Celeritek, Inc., Dynabazaar, Inc. (formerly FairMarket, Inc.) and American Controlled Industries. Mr. Miller’s principal occupation is investing assets held by Mr. Miller on his own behalf and on behalf of his family.

RAYMOND E. McKEE, PH.D. (age 59) served as Vice President, Investor Relations and Corporate Development at Pharmos from 2004 to March 2006, Pharmos previously employed Dr. McKee to serve as Vice President, Business Development from 2000-2002. He served as Vice President, Business Development at Collgard Biopharmaceuticals from 2002-2004. Previously, Dr. McKee was a Senior Consultant at ISO Health Care from 2000-2004, Vice President at Innovir Labratories, Inc. from 1998-1999, Biotechnology Editor/Senior Analyst at the Genesis Group from 1994-1998, a partner in Technology Partners from 1990-1994, Director of Technology Transfer and Development at Lifecodes Corporation from 1987-1990, Director of Life Sciences at Allied Instrumentation Laboratories from 1984-1986, Director of Research and Development at Ventrex Laboratories from 1981-1984 and Project Manager at Abbott Laboratories from 1977-1981. Dr. McKee completed his Post Doctoral Research in Bioanalytical Chemistry at University of Texas Medical School in 1977, received his Ph.D. in Biochemistry from Purdue University in 1975 and received his Bachelors Degree from Susquehanna University in 1969.

GERARD SOULA (age 61) is the founder of Flamel Technologies SA and from 1990 to 2006 served in various executive positions as President-Directeur General (Chairman of the Board of Directors, President and Chief Executive Officer), Director of Research and Development and as a member of Flamel’s Board of Directors. Dr. Soula earned a degree from the Institut d’Administration des Entreprises in 1971. After receiving his Doctorat-es Sciences in organic chemistry from Marseille University in 1973, he joined Rhone-Poulenc’s Research Center in Lyon, France. In 1984, he received the Rhone-Poulenc Innovation Award for his discovery of TDA, a phase transfer catalyst. From 1981 to 1990, he served as both the Head of Research of the Silicon Group and the Director of Research of the Polymer Materials Department of Rhone-Poulenc.

MR. MILLER BELIEVES THAT THE MERGER WILL NEGATIVELY
IMPACT CURRENT PHARMOS SHAREHOLDERS
          The Pharmos Board is stepping in to buy out Vela Pharmaceuticals while Vela appears to be in severe financial distress. In so doing, the Board is further jeopardizing the Pharmos stock price and your investment in this Company. Mr. Miller is tired of standing by and watching the price of our stock fall under the current Board’s leadership. IT IS TIME FOR A CHANGE. JUST LOOK...

Look at the performance of your stock under the current Pharmos management team...
It is time for a change
QUESTIONS & ANSWERS ABOUT THE PROPOSED MERGER
What are shareholders being asked to approve in connection with the Merger?
          The issuance of up to 19,500,000 Shares of Pharmos Common Stock. At the Special Meeting, the Company’s shareholders will be asked to consider and vote on the issuance of up to 19,500,000 shares of the Company’s common stock in connection with the Company’s proposed acquisition of Vela Pharmaceuticals, Inc., a privately-held Delaware corporation, through the merger of Vela into Vela Acquisition Corporation, a wholly-owned subsidiary of Pharmos.
What is the Committee For New Leadership?
          We are Pharmos shareholders, just like you. The Committee beneficially owns an aggregate of approximately 1,867,335 shares of Pharmos common stock, representing approximately 9.8% of the 19,065,783 outstanding shares.
How can we, as Pharmos shareholders, block this Merger?
          By voting your GOLD proxy card. TOGETHER, WE CAN BLOCK THIS MERGER, if you join us by voting AGAINST the issuance of up to 19,500,000 shares of the Company’s common stock and the payment of $5,000,000 in cash to the owners of Vela, in connection with the Merger.

How much is Pharmos giving up to Vela owners in the Merger?
          Issuance of up to 19,500,000 shares of common stock and payment of $5,000,000. As you may know, on March 15, 2006, the Company announced its intention to acquire Vela through the Merger. In the Merger, Pharmos will be obligated to issue common stock and pay cash, as follows:
▪	Issuance of stock at closing. Vela shareholders will receive 11,500,000 million shares of Pharmos common stock immediately upon the closing of the Merger in exchange for all outstanding Vela securities, after conversion of any outstanding Vela bridge notes.

▪	Payment of $5,000,000 in cash. In addition, at the closing, the Company will pay $5,000,000 in cash to or on behalf of Vela to repay all accrued interest and a portion of the principal amount of Vela’s outstanding bridge note indebtedness and to satisfy some of Vela’s liabilities.

▪	Contingent issuance of additional stock if milestones are met. Vela’s shareholders will also receive up to an additional 8,000,000 Pharmos shares upon the achievement of milestones related to Vela’s Phase II product candidate, dextofisopam. These milestones do not require Vela’s products to produce any revenues. The number of shares to be issued in connection with the Merger and achievement of the milestones may also be adjusted in the future to account for any stock splits, stock dividends or other similar recapitalizations.
What will happen to my voting strength as a Pharmos shareholder if the Merger is approved?
          The issuance of blocks of stock to Vela owners and potential change of control of Pharmos will diminish the strength of your vote. If the Merger is completed, three large owners of Vela will become the three largest shareholders of Pharmos. Later, if contingent issuances of common stock are made to these owners, more than 50% of the outstanding shares of Pharmos common stock will be held by the Vela owners. Because Vela owners will control blocks of Pharmos stock, your voting strength and influence will be reduced.
What approval is required for Pharmos to complete this Merger?
          The vote of holders of a majority of the shares of Common Stock of Pharmos present in person or by proxy at the Special Meeting and entitled to vote. To complete the Merger, Pharmos must secure the approval of its shareholders to issue shares of common stock in connection with the Merger. Because of the large number of shares proposed to be issued to the Vela owners, shareholder approval is required under applicable rules of Nasdaq. However, no further approval is required from any regulatory body. Mr. Miller believes it is urgent for shareholders to vote AGAINST the issuance of shares in the Merger.
If I vote the GOLD proxy card, how will my shares be voted?
          AGAINST the issuance of shares by Pharmos in the Merger. If you wish to vote AGAINST the issuance of up to 19,500,000 shares of the Company’s common stock in connection with the Merger, you may do so by completing and returning the GOLD proxy card. Mr. Miller’s proxies will also vote AGAINST any proposal by the Company to adjourn the meeting, if no contrary instruction is made on the GOLD proxy.
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CONCLUSION: Mr. Miller SEEKS TO BLOCK THE MERGER. Mr. Miller strongly believes that the proposed Merger is unduly dilutive to existing Pharmos shareholders and will effectively turn over control of the Company to the owners of Vela. Therefore, Mr. Miller seeks your support in voting AGAINST the issuance of up to 19,500,000 shares of the Company’s common stock in connection with the Merger. Remember, the ONLY WAY to block the Merger is to vote AGAINST the issuance of additional shares.

GENERAL VOTING PROCEDURES
          To vote AGAINST the issuance of shares in the proposed merger, please sign and date the enclosed GOLD proxy card and return it to Mr. Miller’s proxy solicitor, The Altman Group, Inc. (“The Altman Group”), in the enclosed postage-prepaid envelope. Submitting the proxy will not affect your right to attend the Special Meeting and vote in person.
QUESTIONS & ANSWERS ABOUT VOTING PROCEDURES
How do I vote in person if I am a record holder?
          If you held shares of Pharmos common stock on the Record Date you may attend the Special Meeting and vote in person.
How do I vote by proxy if I am a record holder?
          To vote by proxy, you should complete, sign and date the enclosed GOLD proxy card and return it promptly in the enclosed postage-prepaid envelope. To be able to vote your shares in accordance with your instructions at the Special Meeting, Mr. Miller’s solicitor must receive your proxy as soon as possible but, in any event, prior to the meeting. You may vote your shares without submitting a proxy, if you vote in person.
What if I am not the record holder of my shares?
          If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a GOLD proxy card from the record holder (which you can complete and send directly to The Altman Group) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a GOLD proxy card or an instruction card, you may contact the record holder directly to provide it with instructions.
          You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple GOLD proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which your shares are held. You should complete, sign and date and return each GOLD proxy card and voting instruction card you receive.
          You may also receive a white proxy or voting instruction card that is being solicited by the Company’s board of directors. Mr. Miller urges you to discard any white proxy card or voting instruction card sent to you by the Company. If you have previously signed a white proxy card or voting instruction card sent by the Company, we urge you to sign, date and promptly mail the enclosed GOLD proxy card or voting instruction card before the Special Meeting. By doing so, you will revoke any earlier dated proxy card or voting instruction card solicited by the Company’s board of directors. It is very important that you date your proxy. It is not necessary to contact the Company for your revocation to be effective.
          If you have questions or need assistance, please contact The Altman Group at (800) 581-4729.
What is a “legal proxy,” and when would I need one?
          If you do not have record ownership of your shares and want to vote in person at the Special Meeting or if you are voting for someone else at the Special Meeting, you may obtain a document called a

“legal proxy” from the record holder of the shares or such other person and bring it to the Special Meeting. If you need assistance, please contact The Altman Group at (800) 581-4729.
What should I do if I receive a white proxy card from Pharmos’ management?
          Proxies on the white proxy card are being solicited by the Company’s management. If you submit a proxy to us by signing and returning the enclosed GOLD proxy card, do not subsequently sign or return the white proxy card or follow any voting instructions provided by the Company, unless you intend to change your vote, because only your latest dated proxy will be counted.
          If you have already sent a white proxy card to the Company, you may revoke it and vote with Mr. Miller by signing, dating and returning the enclosed GOLD proxy card.
What if I want to revoke my proxy or change my voting instructions?
          If you give a proxy, you may revoke it at any time before it is voted on your behalf. If you hold shares in your own name (i.e., not through a bank or brokerage firm), you may revoke the prior proxy by:
▪	delivering a later dated proxy to Mr. Miller’s proxy solicitor, using the enclosed postage paid envelope; or

▪	delivering a later dated proxy to the secretary of Pharmos; or

▪	delivering a written revocation to either Mr. Miller’s proxy solicitor or the Secretary of Pharmos; or

▪	voting in person at the Special Meeting.
If you hold your shares in street name, you may change your vote by:
▪	submitting a new proxy card or voting instruction form to your broker or nominee; or

▪	attending the Special Meeting and voting in person, provided you have obtained a signed legal proxy from the record holder giving you the right to vote your shares.
          If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Secretary of Pharmos or by submitting new voting instructions to your broker or nominee, Mr. Miller would appreciate if you would assist us in representing the interests of stockholders on an informed basis by either sending The Altman Group a copy of your revocation, proxy or new voting instructions or by calling them at (800) 581-4729. Remember, your latest-dated proxy is the only one that counts.
If I plan to attend the Special Meeting, should I still submit a proxy?
          Whether you plan to attend the Special Meeting or not, we urge you to submit a GOLD proxy. Returning the enclosed proxy card will not affect your right to attend the Special Meeting and vote.
Who can vote?
          You are eligible to vote or to execute a proxy only if you owned shares of common stock of the Company on the Record Date. Even if you sell your shares after the Record Date, you will retain the right to execute a proxy in connection with the Special Meeting. It is important that you grant a proxy regarding shares you held on the Record Date, or vote those shares in person, even if you no longer own those shares. According to the Company’s Form 10-Q for the quarter ended March 31, 2006, filed on May 12, 2006, approximately 19,065,783 shares of the Company’s common stock were issued and outstanding as of May 12, 2006.

How many votes do I have?
          With respect to each matter to be considered at the Special Meeting, you are entitled to one vote for each share of common stock owned on the Record Date. Based on documents publicly filed by the Company, the Company has no outstanding voting securities other than its common stock.
How will my shares be voted?
          If you give a proxy on the accompanying GOLD proxy card, your shares will be voted as you direct. If you submit a signed GOLD proxy card to Mr. Miller’s proxy solicitor without instructions, your shares will be voted AGAINST the issuance of shares in connection with the merger. Submitting a signed GOLD proxy card without instructions will entitle Mr. Miller to vote your shares in its discretion on matters not described in this proxy statement that Mr. Miller does not know, a reasonable time before this solicitation, are to be presented to the Special Meeting and that properly come before the Special Meeting, or any adjournment or postponement thereof.
          If Pharmos stockholders holding shares of Pharmos stock in street name do not provide voting instructions, their shares will not be voted and will therefore be considered broker “non-votes.”
          Unless a signed proxy specifies otherwise, it is presumed to relate to all shares held of record on the Record Date by the person who submitted it.
          If you give a proxy on the accompanying GOLD proxy card, your shares will be voted AGAINST any proposal to postpone or adjourn the Special Meeting, if such proposal is made to facilitate the approval of the issuance of additional shares of common stock in connection with the proposed merger.
What is a quorum and why is it necessary?
          A quorum of shareholders is necessary to have a valid shareholders’ meeting. The presence, in person or by proxy, of the holders of one-third of the outstanding shares of common stock entitled to vote at the Special Meeting is necessary to constitute a quorum. Abstentions and broker “non-votes” are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business. A “non-vote” occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, with regard to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Shares held by the Company in its treasury do not count toward the quorum.
What vote is required to approve each proposal and how will votes be counted?
          The Company’s Amended and Restated Bylaws provide that on all matters, other than the election of directors, being submitted to the shareholders, the affirmative vote of a majority of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matters is required for approval.
          The vote on each matter submitted to shareholders is tabulated separately. Abstentions are included in the number of shares present and voting on each matter. Broker non-votes are not considered for the particular matter and have the practical effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of votes from which the majority is calculated.
Can the meeting be adjourned or postponed?
          The Company’s Amended and Restated Bylaws provide that a shareholders’ meeting may be adjourned by those stockholders present in person or by proxy, even if a quorum is no longer present.

How can I receive more information?
          If you require assistance or have questions about giving your proxy or about this proxy solicitation by Mr. Miller, please call The Altman Group at (800) 581-4729.
NO APPRAISAL RIGHTS
          According to the Company’s proxy statement, under applicable Nevada law, Pharmos shareholders do not have the right to dissent from the issuance of shares in connection with the Merger or any right to obtain payment for the appraised value of their shares.
PROXY REVOCATION RIGHTS
          Any shareholder who has executed and returned a proxy, whether solicited by the Company or by Mr. Miller, may revoke it at any time before the proxy is voted. A proxy may be revoked by sending a written revocation of such proxy to Mr. Miller or to the Secretary of the Company, by submitting another proxy with a later date marked on it, or by appearing in person at the Special Meeting and voting. If, however, you hold your Shares through a bank or broker and wish to vote at the Meeting, you will need to obtain a legal proxy from that firm in order to be able to vote in person. Attendance at the meeting will not, by itself, revoke a proxy unless you actually vote at the meeting.
          Remember, only the latest dated proxy card will be counted. Therefore, Mr. Miller urges you to sign and return the GOLD proxy card accompanying this proxy statement.
          There is no limit on the number of times that a shareholder may revoke a proxy prior to the Special Meeting. If you send written revocation of your proxy to the Secretary of the Company, Mr. Miller requests that you send either the original or a copy of that revocation to The Altman Group at the address on the last page of this proxy statement. This will allow Mr. Miller to more accurately determine if and when the requisite number of proxies have been received.
          PLEASE NOTE, that in order to vote AGAINST the issuance of 19,500,000 shares in connection with the Merger, you will need to complete and return the GOLD proxy card, regardless of whether or not you send a revocation.
PROXY SOLICITATION AND EXPENSES
          Proxies may be solicited by mail, telephone, telefax, telegraph, e-mail, newspapers and other publications of general distribution and in person. In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Mr. Miller will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.
          Mr. Miller has retained The Altman Group, Inc. to solicit proxies in connection with the Special Meeting. The Altman Group, Inc. may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 15 people in its efforts. Mr. Miller has agreed to reimburse The Altman Group, Inc. for its reasonable expenses and to pay it fees in connection with the proxy solicitation. It is currently expected that the fees payable to The Altman Group, Inc. in connection with this proxy solicitation will not exceed $50,000. To date, The Altman Group has received $20,000 for its services.

          In addition to the costs related to the engagement of The Altman Group, Inc., costs related to this solicitation of proxies include expenditures for printing, postage, legal services and other related items. Mr. Miller is bearing the entire expense of this proxy solicitation. Total expenditures are expected to be approximately $300,000. Total payments of costs to date are approximately $100,000. Mr. Miller will request reimbursement of all solicitation expenses from the Company and does not currently intend to seek a vote of the shareholders for approval of such reimbursement.
INFORMATION ABOUT THE PARTICIPANTS IN THIS SOLICITATION OF PROXIES
          Mr. Miller, Dr. McKee and Dr. Soula may each be viewed as participants in the solicitation of proxies for the Special Meeting within the meaning of the federal securities laws. Additional information concerning Mr. Miller, Dr. McKee and Dr. Soula is set forth in Annex A to this proxy statement. Information concerning the participants’ beneficial ownership of Pharmos common stock is set forth in Annex B to this proxy statement. All information contained in Annexes A and B is incorporated into this proxy statement by reference. Information in this proxy statement about each person who is or may be deemed a participant was provided by that person.
INFORMATION ABOUT PHARMOS
          Based upon information provided in Pharmos Corporation’s Form 10-K for the fiscal year ended December 31, 2005, filed on March 21, 2006, the mailing address of Pharmos’ principal executive office is 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830, telephone (732) 452-9556.
          Annex C to this proxy statement sets forth information obtained from Pharmos’ public filings related to the beneficial ownership of Pharmos common stock and is incorporated in this proxy statement by reference.
          Except as otherwise noted herein, the information in this proxy statement concerning Pharmos has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although we do not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility for the reliability or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by Pharmos to disclose events that may affect the significance or accuracy of such information.
OTHER MATTERS TO BE VOTED UPON
          The GOLD proxy card provides you the opportunity to vote on the Company’s proposals, other than the issuance of up to 19,500,000 shares of the Company’s common stock in connection with the Merger. For more information about these proposals, please refer to the proxy statement and form of proxy distributed by the Company.
          With respect to such additional proposals, if no direction is given, proxies held by Mr. Miller will vote FOR each such proposal, EXCEPT that proxies held by Mr. Miller will vote AGAINST any proposal by Mr. Miller to adjourn the meeting, unless the signed GOLD proxy contains instructions to the contrary.

YOUR VOTE IS IMPORTANT.
Your vote could determine if the shareholders have an adequate voice in the affairs of this Company.
Let your voice be heard.
Please mark, sign and date the enclosed GOLD proxy card and return it promptly in the enclosed postage-prepaid envelope.
* * * * * * *
Questions or requests for additional copies of this proxy statement should be directed to:
THE ALTMAN GROUP, INC.
1200 Wall Street West, 3rd Floor
Lyndhurst, New Jersey 07071
(800) 581-4729
JUDGMENTS, ESTIMATES AND FORWARD-LOOKING STATEMENTS
          The views expressed in this proxy statement are judgments, which are subjective in nature and, in certain cases, forward-looking in nature. This proxy statement may also contain estimates made without the benefit of actual measurement. Forward-looking statements and estimates by their nature involve risks, uncertainties and assumptions. Forward-looking statements and estimates are inherently speculative in nature and are not guarantees of actual measurements or of future developments. Actual measurements and future developments may and should be expected to differ materially from those expressed or implied by estimates and forward-looking statements. Mr. Miller and the Committee do not assume any obligation and does not intend to update these forward-looking statements. The information contained in this proxy statement does not purport to be an appraisal of any business or business unit or to necessarily reflect the prices at which any business or business unit or any securities actually may be bought or sold. In addition, where quotations have been used, permission to use such quotations was neither sought nor obtained.
          The views expressed in this proxy statement are those of Mr. Miller. These views are premised on not only Mr. Miller’ individual business and financial experience but more importantly, on his expectations for future Company performance. However, your personal expectations for the Company could differ from those of Mr. Miller. Thus, the views expressed in this proxy statement do not constitute a recommendation by Mr. Miller or the Committee to any holder of shares of Pharmos common stock with respect to how such stockholder should vote his or her shares. Instead, Mr. Miller and the Committee recommend that, prior to voting by proxy or in person at the Special Meeting, each shareholder analyze the views expressed herein in conjunction with their own expectations for the Company’s future performance and profitability.

ANNEX A
RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN SHAREHOLDERS
WHO MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES
          Mr. Lloyd I. Miller, III, Dr. Raymond E. McKee and Dr. Gerard Soula, as concerned shareholders (sometimes referred to as members of the Committee for New Leadership or the “Committee Members”), may each be deemed to be participants in the solicitation of proxies for the Special Meeting, as that term is defined under federal securities laws.
          Except as described in the following paragraphs, none of the Committee Members currently holds any position or office with the Company. Furthermore, no arrangements or understandings exist between any of the Committee Members and any other person with respect to any future employment by the Company or its affiliates or any future transactions to which the Company or its affiliates will or may be a party. No arrangements or understandings exist pursuant to which any Committee Member is to be elected as a director. No Committee Member has any family relationship with any director or executive officer of the Company. No Committee Member is or has been engaged in any legal proceedings in the past ten years relating to bankruptcy, criminal proceedings, violations of the securities laws, violations of the Federal commodities laws, or injunctions from engaging in certain business activities. No Committee Member has been convicted in a criminal proceeding during the past ten years. Additionally, no Committee Member nor any associate of a Committee Member, is a party adverse to the Company in a material proceeding or otherwise has a material interest adverse to the Company.
          Except as described in the paragraphs that follow, no Committee Member nor any company with which any of the Committee Members is associated has any business relationship with the Company. No Committee Member is a party to a contract, arrangement or understanding with any person with respect to any securities of the Company. No Committee Member nor any family member of a Committee Member is or has in the last year been indebted to the Company for an amount exceeding $60,000 or have any interest in any transactions, involving an amount exceeding $60,000, to which the Company is a party.
          Mr. Lloyd I. Miller, III. Mr. Miller is the record holder of 1,506 shares and may be deemed to beneficially own 1,795,035 shares of common stock of the Company. Additional information regarding Mr. Miller has been publicly disclosed in the Company’s proxy statements and Mr. Miller’s filings under the Securities Exchange Act of 1934, as amended. Mr. Miller’s address is: Lloyd I. Miller, 4550 Gordon Drive, Naples, Florida 34102.
          Dr. Raymond E. McKee. Dr. McKee has unique insight into the decisions currently before the Pharmos Board, as he has served the Company not only as the Vice President, Investor Relations and Corporate Development (2004 — March 2006), but also as the Vice President, Business Development (2000-2002). Dr. McKee entered into a severance agreement effective March 31, 2006, under which Pharmos terminated Dr. McKee’s employment as well as his position as Vice President of Investor Relations and Corporate Development. The terms of the severance agreement are currently disputed by Pharmos. Dr. McKee may be deemed to beneficially own 2,300 shares of common stock of the Company. Dr. McKee’s address is P.O. Box 622, Westport, Connecticut 06881-0622.
          Dr. Gerard Soula. Dr. Soula may be deemed to beneficially own 70,000 shares of common stock of the Company. Dr. Soula’s address is 115 Av Lacassagne, Lyon 3, France 69003.

A-1

ANNEX B
PURCHASE AND SALE OF SECURITIES BY
MR. MILLER, DR. McKEE, DR. SOULA AND THEIR ASSOCIATES
          The following table sets forth information with respect to all purchases and sales by the participants in this solicitation and their associates during the past two years. Except as set forth below, the participants and their associates have not purchased or sold securities of the Company within the past two years. The transactions listed below were made on the open market at market prices.
PHARMOS, INC.
SEE LEGEND BELOW FOR EXPLANATION OF ENTITIES

ENTITY	DATE	BUY/SELL
A-4	6/14/2005	977
A-4	6/15/2005	3,618
A-4	6/16/2005	3,996
A-4	6/21/2005	3,467
A-4	6/27/2005	20,000
A-4	6/28/2005	18,000
A-4	6/29/2005	2,078
A-4	7/5/2005	45,952
A-4	7/6/2005	11,600
A-4	7/7/2005	105,190
A-4	7/8/2005	15,200
A-4	7/11/2005	12,460
A-4	7/12/2005	17,640
A-4	7/13/2005	14,733
A-4	7/14/2005	24,024
A-4	7/18/2005	8,317
A-4	7/19/2005	44,926
M-2	8/5/2005	5,000
M-2	8/8/2005	46,587
M-2	8/9/2005	30,680
M-2	8/11/2005	45,702
M-2	8/12/2005	4,310
M-2	8/15/2005	8,468
M-2	8/16/2005	17,332
M-2	8/17/2005	1,100
M-2	8/18/2005	17,667
M-2	8/19/2005	26,192
M-2	8/22/2005	78,876
M-2	8/23/2005	100,000
M-2	8/24/2005	54,316
M-2	8/25/2005	4,100
M-2	8/25/2005	4,900
M-2	8/26/2005	41,584
M-2	8/29/2005	13,435
M-2	8/30/2005	39,834
M-2	8/31/2005	34,840
M-2	9/1/2005	3,660
M-2	10/12/2005	8,231
M-2	10/13/2005	600

ENTITY	DATE	BUY/SELL
M-2	10/14/2005	81,600
M-2	10/17/2005	62,765
M-2	10/18/2005	77,213
M-2	10/19/2005	2,822
M-2	10/20/2005	154
M-2	11/1/2005	13,665
M-2	11/2/2005	19,100
M-2	11/3/2005	6,278
M-2	11/28/2005	6,820
M-2	11/28/2005	3,526
M-2	11/29/2005	11,353
M-2	11/30/2005	9,522
M-2	12/2/2005	8,697
M-2	12/5/2005	27,743
M-2	12/6/2005	5,003
M-2	12/7/2005	595
M-2	12/8/2005	17,650
M-2	12/9/2005	19,009
M-2	12/12/2005	20,500
M-2	12/13/2005	7,125
M-2	12/14/2005	4,806
M-2	12/15/2005	1,010
M-2	12/16/2005	60
M-2	12/19/2005	1,000
M-2	12/20/2005	1,520
M-2	12/21/2005	66
M-2	12/22/2005	5,443
M-2	12/23/2005	4,620
M-2	12/27/2005	25,817
M-2	12/28/2005	1,226
M-2	12/29/2005	25,000
M-2	12/30/2005	97,051
M-2	1/3/2006	8,300
M-2	1/4/2006	9,262
Gerard Soula	1/4/2006	25,000
M-2	1/5/2006	500
M-2	1/9/2006	1,590
M-2	1/9/2006	426
M-2	1/10/2006	10,548
M-2	1/11/2006	1,845
M-2	2/9/2006	20,000
M-2	2/10/2006	520
M-2	2/13/2006	37,635
Gerard Soula	2/14/2006	25,000
M-2	2/17/2006	500
M-2	2/21/2006	500
M-2	5/1/2006	325
LIM	5/10/2006	1,506
M-2	5/10/2006	20,000
LIM	5/11/2006	8,494
M-2	5/12/2006	3,497

ENTITY	DATE	BUY/SELL
M-2	5/15/2006	49,113
M-2	5/23/2006	4,496
M-2	5/24/2006	9,108
M-2	5/30/2006	3,648
M-2	5/31/2006	1,900
M-2	6/6/2006	9,814
M-2	6/7/2006	1,034
M-2	6/8/2006	6,966
M-2	6/13/2006	19,000
M-2	6/14/2006	3,200
Gerard Soula	6/15/2006	10,000
M-2	6/15/2006	13,263
M-2	6/16/2006	3,580
M-2	6/19/2006	14,068
M-2	6/20/2006	9,152

LEGEND

Trust A-4 (“A4”)	Lloyd I. Miller, III (“Miller”) is the advisor to Trust A-4 (the “Trust”).

Alan Goldman, VP PNC Bank, N.A. 500 PNC Center 201 East Fifth Street Cincinnati, OH 45202	Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement (the “Trust Agreement”), dated September 20, 1983.

Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati Ohio), the trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trusts.

All of the shares Mr. Miller may be deemed to beneficially own as advisor to the Trust were purchased by funds generated and held by the Trust.

Milfam II, L.P. (“M-2”)	Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996.

Steve Hendrickson Northern Trust Company 50 South Lasalle Street Chicago, IL 60675	Milfam LLC is the managing general partner of Milfam II, L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II, L.P., dated December 11, 1996.

All of the shares Mr. Miller may be deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners, or money generated and held by Milfam II, L.P.

Lloyd I. Miller, III (“LIM”)	Mr. Miller is the record owner of 1,506 of the LIM shares and the beneficial holder of all 10,000 LIM shares.

Lloyd I. Miller, III
4550 Gordon Drive
Naples, Florida 34102
Except as shown in the table above, the address for each person or entity is as follows:
Gradison McDonald
580 Walnut Street
Cincinnati, OH 45202

SECURITY OWNERSHIP OF
MR. LLOYD I. MILLER, III

(3) Amount and
(1) Title of	(2) Name and address	nature of beneficial
class	of beneficial owner	ownership	(4) Percent of class
Common Stock	Lloyd I. Miller, III
	4550 Gordon Drive	1,795,035	9.4%
Naples, Florida 34102

ANNEX C
COMMON STOCK OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
          The following table sets forth, based solely upon Pharmos Corporation’s Form 10-K for the fiscal year ended December 31, 2005, filed on March 21, 2006, certain information as to the beneficial ownership of Pharmos common stock as of March 20, 2006. The information with respect to Mr. Miller is updated elsewhere in this proxy statement. The table below sets forth information as of March 20, 2006 with respect to the beneficial ownership of
▪	each person who was known by the Company to own beneficially more than 5% of any class of the Company’s Common Stock,

▪	each of the Company’s Directors, and

▪	all current Directors and executive officers of the Company as a group.
BENEFICIAL OWNERSHIP TABLE

	Amount of
	Beneficial		Percentage of
Name and Address of Beneficial Ownership	Ownership		Total (1)
Haim Aviv, Ph.D. (2) c/o Pharmos Ltd, Kiryat Weitzman Rehovot 76326, Israel	437,024		2.3%

David Schlachet (3) Syneron Medical Ltd. Industrial Zone, Tavor Building P.O.B. 550 Yokneam Illit, 20692 Israel	25,187	*	*

Mony Ben Dor (4) 40 Hakukia St Rishon Le Zion 75548, Israel	17,187	*	*

Georges Anthony Marcel M.D., Ph.D.(3) 9 ue de Magdebourg 75116 Paris, France	14,000	*	*

Elkan R. Gamzu, Ph.D. (5) enERGetics, 199 Wells Avenue, Suite 302 Newton, MA 02459	20,750	*	*

Lawrence F. Marshall, M.D. (3) University of California, San Diego Regents Court Bldg., Suite 200 4130 LaJolla Village Drive LaJolla, CA 92037-1480	12,875	*	*

Abraham Sartani. M.D. c/o Recordati SpA, Via Civitali, 1 20148 Milano, Italy	—		—

C-1

	Amount of
	Beneficial	Percentage of
Name and Address of Beneficial Ownership	Ownership	Total (1)
Alan L. Rubino (3) c/o Pharmos Corporation 99 Wood Avenue South, Suite 311 Iselin, NJ 08830	40,000	*

James A. Meer (6) c/o Pharmos Corporation 99 Wood Avenue South, Suite 311 Iselin, NJ 08830	47,750	*

All Directors and Executive Officers as a group (9 persons)(8)	614,773	3.2%

Lloyd Miller, III (9) 4550 Gordon Drive Naples, FL 34102	1,508,351	7.9%

*	Indicates ownership of less than 1%.

(1)	Based on 19,065,784 shares of Common Stock outstanding, plus each individual’s currently exercisable warrants or options. Assumes that no other individual will exercise any warrants and/or options.

(2)	Consists of 170,423 outstanding shares and 228,626 shares issuable upon exercise of currently exercisable warrants and/or options.

(3)	Consists entirely of shares issuable upon exercise of currently exercisable warrants and/or options.

(4)	Consists of 1,000 outstanding shares and 17,625 shares issuable upon exercise of currently exercisable warrants and/or options.

(5)	Consists of 2,000 outstanding shares and 18,750 shares issuable upon exercise of currently exercisable warrants and/or options.

(6)	Consists of 12,000 outstanding shares and 35,750 shares issuable upon exercise of currently exercisable warrants and/or options

(7)	Consists of 223,398 outstanding shares and 391,375 shares issuable upon exercise of currently exercisable warrants and/or options.

(8)	This information is as of December 31, 2004 based on a Form 13G filed by Lloyd Miller on February 9, 2006.

C-2

************************************PRELIMINARY***********************************
PHARMOS CORPORATION
PROXY FOR THE SPECIAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED BY LLOYD I. MILLER, III
NOT BY THE BOARD OF DIRECTORS OF PHARMOS CORPORATION
          The undersigned holder of shares of common stock of Pharmos Corporation, a Nevada corporation (the “Company”), hereby appoints Lloyd I. Miller, III (the “Proxy”) as attorney and proxy of such holder, with full powers of substitution and resubstitution, to represent the undersigned and vote on behalf of the undersigned at the Special Meeting of Shareholders of the Company, to be held at [—] on [—], 2006, and any adjournment or postponement thereof. The undersigned hereby grants the Proxy the authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein. The undersigned hereby acknowledges receipt of the Proxy Statement of Lloyd I. Miller, III.
This proxy, when properly executed, will cause your shares to be voted as you direct.
If you return this proxy, properly executed, without specifying a choice, your shares will be voted AGAINST the Proposal
PROPOSAL – Issuance of shares in the Merger
Issuance of up to 19,500,000 shares of the Company’s common stock in connection with the proposed acquisition by the Company of Vela Pharmaceuticals, Inc.

LLOYD I. MILLER, III RECOMMENDS A VOTE AGAINST THE PROPOSAL

☐ FOR	☐ AGAINST	☐ ABSTAIN
PLEASE COMPLETE, SIGN AND DATE THE REVERSE SIDE OF THIS PROXY CARD.
************************************PRELIMINARY***********************************

************************************PRELIMINARY***********************************
In their discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournment or postponements thereof, as set forth in the proxy statement provided herewith.
Please sign your name exactly as it appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President and other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

Dated:

Signature

Signature, if held jointly

Title:

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.
If you have any questions or need help voting your shares, please call
The Altman Group, Inc., toll free at (800) 581-4729.
***********************************PRELIMINARY***********************************